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                                  EXHIBIT 99.15
Diodes Incorporated

FOR IMMEDIATE RELEASE

Diodes, Inc. Reports Record Third Quarter Earnings
-- Net Income Up 176% --


Westlake Village, California, October 30, 2000 - Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the telecommunications, computing, electronics and automotive industries, today reported revenues and earnings for the three and nine months ended September 30, 2000.

Revenues for the third quarter increased 49% to $32.3 million, as compared to $21.8 million for the comparable quarter in 1999. Operating income for the third quarter rose 167% to $6.1 million, as compared to $2.3 million in the second quarter of 1999. Net income for the same period rose 176% to $4.7 million, as compared to $1.7 million for the three months ended September 30, 1999.

Sequentially, a planned discontinuation of lower margin wafer products resulted in relatively flat revenue growth over the second quarter of this year. Disregarding the wafer products, revenues of core products increased 5% from last quarter.

Diluted earnings per share increased 142% to $0.50 for the third quarter of 2000, as compared to $0.21 for the same period last year.

For the first nine months of 2000, the Company earned a record $12.1 million, or $1.31 per share, on record revenues of $92.4 million, compared to net income of $3.2 million, or $0.40 per share, on revenues of $56 million for the same period in 1999.

"Once again we are delighted to report another record quarter for Diodes," said C.H. Chen, President and Chief Executive Officer of the Company. "These figures demonstrate that our strategy of aggressive investment, quality products and a customer-oriented culture is continuing to be reflected in a growing demand for our product lines both here in the U.S. and in the increasingly significant Asian marketplace."

Third Quarter Highlights:
Revenues of $32.3 million up 49% over the same period in 1999 Record net income of $4.7 million increases 176% over same period last year Record nine month revenues of $92.4 million, a 65% increase over last year Announces customer-specific customization of its six-pin diode and transistor arrays Named in annual Forbes list of 200 Best Small Companies in the U.S
Signs letter of intent to acquire wafer foundry in drive to become a vertically integrated supplier of discrete semiconductors

Commenting further on the results, Chen went on to say, "This quarter we have generated record earnings of $4.7 million, up 176% from the same period in the prior year. This is Diodes' 42nd consecutive quarter of profitability, an impressive record in the semiconductor industry. We have achieved this track record through a strategy that combines fiscal discipline with flexible production and pricing, giving us the ability to react to rapidly changing market conditions. Over the past five years, we have demonstrated our ability to outgrow and outperform the discrete semiconductor industry in both up and down years."

Chen noted that the Company's gross profit margin rose to 34.4% in the third quarter, as compared to 27.1% in the comparable quarter of 1999. This reflects continuing demand for the Company's products, a shift to higher-margin devices, and an increased contribution from products manufactured by Diodes-China. SG&A expenses were 15.6% of net sales in the quarter compared to 16.7% in the third quarter of 1999.


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"One key to our product quality and profitability has been our planned investment of nearly $40 million in expanding our manufacturing facilities in Mainland China, capacity that has already nearly been filled," continued Chen. "Our facilities are state-of-the-art and industry certified, with an exceptionally high level of product quality. This year Diodes-China will produce approximately 2.1 billion units, up from 21 million in 1996. Manufacturing more of what we sell gives us the opportunity to rapidly adjust our product mix to meet market demands, while also improving our gross margins. The combination of increased production capacity and an improved product mix caused margins increase from 24.5% back in 1998 to over 34% in the most recent quarter."

Looking to the future, Chen noted, "We have a goal at Diodes, one that everyone who works for the Company shares. That goal is to be an excellent world-class company. What's more, we have a clear path of how to achieve these goals, and have made significant strides over the course of this year in terms of additional investment, improving our product lines, constant refinement in the way we deliver value to our customers, and most importantly, our recent announcement that we have signed a letter of intent to acquire the FabTech wafer foundry. We will work to continue our policy of introducing innovative, cost-effective procedures in order to maximize the benefits of improving margins on our world-class product lines thus allowing us to provide increased value for our shareholders."


Join us for our conference call to be broadcast live at 9:00 am PST (12 noon
EST) today, on our Webcast at: http://www.vcall.com.


About Diodes Incorporated
Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. In addition, the Company signed a letter of intent to acquire FabTech, Inc., a 5" wafer foundry located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the Company's ability to consummate the acquisition of FabTech, fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes, Inc.
CONTACT: Crocker Coulson, Account Executive, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

CONSOLIDATED CONDENSED INCOME STATEMENT FOLLOWS


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                      DIODES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (Unaudited)


                                                          Three Months Ended                           Nine Months Ended
                                                             September 30,                                September 30,
                                                -------------------------------------        -------------------------------------
                                                    1999                     2000                1999                     2000
                                                ------------             ------------        ------------             ------------
Net sales                                       $ 21,750,000             $ 32,332,000        $ 56,011,000             $ 92,369,000
Cost of goods sold                                15,862,000               21,211,000          41,784,000               62,322,000
                                                ------------             ------------        ------------             ------------
      Gross profit                                 5,888,000               11,121,000          14,227,000               30,047,000

Selling, general and administrative
   expenses                                        3,636,000                5,050,000          10,132,000               14,862,000
                                                ------------             ------------        ------------             ------------
      Income from operations                       2,252,000                6,071,000           4,095,000               15,185,000

Other income (expense)
      Interest income                                 87,000                  128,000             226,000                  323,000
      Interest expense                              (141,000)                (332,000)           (444,000)                (920,000)
      Other                                           50,000                  135,000              89,000                  181,000
                                                ------------             ------------        ------------             ------------
                                                      (4,000)                 (69,000)           (129,000)                (416,000)
Income before income taxes and
minority interest                                  2,248,000                6,002,000           3,966,000               14,769,000

Provision for income taxes                           510,000                1,170,000             647,000                2,197,000
Minority interest in joint venture earnings          (54,000)                (182,000)           (120,000)                (462,000)
                                                ------------             ------------        ------------             ------------
Net income                                      $  1,684,000             $  4,650,000        $  3,199,000             $ 12,110,000
                                                ============             ============        ============             ============
Earnings per share
      Basic                                     $       0.22             $       0.57        $       0.42             $       1.50
      Diluted                                   $       0.21             $       0.50        $       0.40             $       1.31
                                                ============             ============        ============             ============
Weighted average shares outstanding
      Basic                                        7,571,237                8,101,667           7,570,983                8,053,675
      Diluted                                      8,115,677                9,260,765           7,945,616                9,259,095
                                                ============             ============        ============             ============


   The accompanying notes are an integral part of these financial statements.


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